N E W S R E L E A S E

March 28, 2011

Nevsun Increases Mineable Reserves at Bisha by 40% Using Updated Metal Prices

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) is pleased to announce the revised reserve estimate for its Bisha mine in Eritrea.  The revised estimate has increased the total proven and probable reserves to 28.3 million tonnes from the previously reported 20.1 million tonnes (2006 feasibility study).  The net impact of higher throughputs and lower cut-off grade has resulted in an extended mine life of 13 years, while increasing previously reported robust cash flow.

Highlights

•

40% increase in reserves, using $1,015/oz gold, $15.85/oz silver, $2.40/lb copper, $0.92/lb zinc

•

20 % increase in ore throughput starting in 2013

•

Bisha 13 year undiscounted cash flow now totals $2,162,000,000 (1)

•

Upgrade does not include pit expansion at depth, hanging wall copper zone or the Harena satellite deposit

(1)

Bisha Project undiscounted cash flow was estimated using what Nevsun has classified below as a medium metals price scenario, at  $1,200/oz gold, $24/oz silver, $3.30/lb copper and $1.00/lb zinc, all on an after-tax, after expansion capex basis.

Mineral Resources, Effective Date: 01 January, 2011

Mineral resources for the project which are based on the same resource model as the model used in the 2006 feasibility study, were re-estimated within an optimized pit shell using a base-case gold price of $1,170/oz, silver price of $18.20/oz, copper price of $2.76/lb, and zinc price of $1.05/lb, and variable NSR cut-offs, based on oxidation state, and include:

Measured:         2,124 kt grading 2.72 g/t Au, 40.01 g/t Ag, 2.26% Cu, 2.07% Zn
Indicated:          27,726 kt grading1.62 g/t Au, 38.79 g/t Ag, 1.53% Cu, 3.22 %Zn
Inferred:            10,570 kt grading 0.67 g/t Au, 47.78g/t Ag, 0.91% Cu, 5.67% Zn
Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mineral Reserves, Effective Date: 01 January, 2011

Ore Type	Ore	Au	Ag	Cu	Zn
	(kt)	(g/t)	(g/t)	(%)	(%)
Oxide
Proven	933	5.75	21.90
Probable	3,719	7.39	31.48
Combined (cut-off ~ 1.0 g/t(2))	4,651	7.06	29.56
Supergene
Proven	844	0.80	43.47	4.92
Probable	6,537	0.77	31.29	3.77
Combined (cut-off ~ 0.50 % Cu(2))	7,382	0.78	32.68	3.90
Primary
Proven	521	0.78	52.51	0.91	8.09
Probable	15,759	0.72	44.12	0.97	5.31
Combined (cut-off ~ 0.75 % Zn(2))	16,279	0.72	44.40	0.97	5.40
Total Proven	2,298	2.80	36.77	2.07	1.98
Total Probable	26,015	1.69	39.09	1.55	3.26
Total Combined	28,313	1.78	38.90	1.60	3.15

(2)

Cut-off is based on NSR, Oxide = $29.03/t, Supergene = $26.57/t, Primary = $26.68/t, cut-off grade values shown above are approximate and may be affected by other metal values in the deposit.

The above reserves do not include the recent results of the nearby Harena deposit (refer to news release dated March 2, 2011).  Nevsun expects continued growth of the Bisha resources as a result of ongoing drill programs designed to define the low-grade hanging wall copper zone, as well as infill drilling below the current pit limits in order to raise the confidence of the inferred resources and bring them into the indicated category, all anticipated for use in a second reserve re-statement due in Q4 2011.

Starting with the copper production phase in 2013, the Company plans to increase throughput by 20%.  The engineering for the copper phase expansion is nearing completion of a detailed design for constructing the copper flotation circuits taking into account this planned increase.  Construction of the copper phase is planned to start later this year.

Mine life is extended as a result of increased reserves and the waste-to-ore strip ratio increases slightly to 4.2:1.  Together with the impact of increased throughput, the estimated life of mine is now 13 years, excluding any potential extensions that may result from current drill programs designed to further expand resources.

Reserves Methodology

The mineral reserves were estimated within an ultimate pit design using a gold price of $1,015/oz, silver at $15.85/oz, copper at $2.40/lb, and zinc at $0.92/lb. Metallurgical recoveries by ore type are 87% Au and 36% Ag for oxide mineralization reporting to dore, 56% Au, 54% Ag and 88% Cu for supergene mineralization reporting to Cu concentrate, 36% Au, 29% Ag and 85% Cu for primary copper mineralization reporting to copper concentrate, and 9% Au, 20% Ag and 83.5% Zn for primary zinc mineralization reporting to zinc concentrate.

AMEC Americas Limited completed the revised reserve estimate. A NI43-101 report is being filed today on SEDAR.

Production Profile

Years	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	Oxide		Supergene			Primary
Oxide Processing
Gold	919,000 oz		90,000 oz			127,000 oz
Silver	1,580,000 oz		3,370,000 oz			6,914,000 oz
Sulphide Processing
Copper			538,000,000 lbs			283,000,000 lbs
Zinc						1,373,000,000 lbs

Net Financial Impact

The net impact of the above on the Bisha Project cash flow, on a go forward basis, is demonstrated below using different metals prices. These are all on an after-tax, after expansion CAPEX basis:

Sensitivity Scenarios

Net Future Cash (3)

Metals Prices Used

Low metals price case

$1,034,000,000

$850/oz Au; $12.50/oz Ag; $2.00/lb Cu; $0.75/lb Zn

AMEC Base Case

                $1,484,000,000

                $1,015/oz Au; $15.85/oz Ag; $2.40/lb Cu; $0.92/lb Zn

Medium metals price case

$2,162,000,000

$1,200/oz Au; $24/oz Ag; $3.30/lb Cu; $1.00/lb Zn

High metals price case

$3,325,000,000

$1,500/oz Au; $35/oz Ag; $4.75/lb Cu; $1.25/lb Zn

(3)

Net future cash flow is undiscounted after tax from 2011 onwards, and after all expansion and sustaining capex for 100% of the Bisha Project. Nevsun owns 60% of the Bisha Project and also has a receivable from the Eritrean State mining company related to its 30% purchased interest.  The determination of the purchase price by a mutually appointed third party is in progress and is expected within the next month.  The price is based on the feasibility study reserves and does not include any of the reserve increase noted above.  The purchase price will be paid out of future cash flows from the Bisha Project.

In US $000’s

Bisha after-tax life of mine cash flow
600,000
500,000
400,000
300,000
200,000
100,000
0
Au Ag Cu Zn
High prices 1,500 35.0 4.75 1.25
Medium prices 1,200 24.0 3.30 1.00
Base prices 1,015 15.85 2.40 0.92
Low prices 850 12.5 2.00 0.75
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

(4)

In addition, the Company expects to expand resources during 2011 from the drill programs mentioned in exploration

Qualified Persons Statement

The information in this report that relates to Mineral Resources was prepared David Thomas, P.Geo, (APEGBC #149114) of AMEC Americas Limited. The information in this report that relates to Mineral Reserves was prepared by Jay Melnyk P.Eng (APEGBC #25975) of AMEC Americas Limited.

Darin Wasylik, P.Geo. is Nevsun's designated Qualified Person for the purposes of the study and has reviewed and approved the contents of this press release.

Sample preparation and analysis was done by ALS Chemex in Vancouver, Canada.

Forward Looking Statements: The above contains forward-looking statements increases in reserves, strip ratio, throughput, production profile and expected financial results using varying metals prices.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer NSU 11-05.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com